# Rayton Solar, Inc.



# ANNUAL REPORT

7230 Foothill Blvd.

Tujunga, CA 91042

0

[raytonsolar.com](http://raytonsolar.com)

This Annual Report is dated April 30, 2021.

## BUSINESS

Rayton Solar, Inc. dba Rayton was incorporated in the State of Delaware on October 17, 2013. The Company's initial mission was the development of the most cost-efficient source of renewable energy through ion-implanted, ultra-thin, float zone silicon photovoltaic modules ("PV modules"). The Company has pivoted to use its same manufacturing processes to create lower-cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company's management believes that this pivot gives the path of least resistance and strengthens its market positioning.

Rayton has completed the Research and Development stage where we identified the implantation conditions and the recipe needed to make our wafers. We have successfully created a prototype wafer in the laboratory. We are entering the Beta Phase of operations where we plan to use the commercial-grade, high volume equipment to produce samples and are currently in pre-production. We will then begin ramping up to the production of 25 wafers per hour to enter Phase One of production.

## Principal Products and Services

Following the acquisition of additional semiconductor processing equipment, Rayton intends to use its technology to engineer GaAs wafers for use by chipmakers.

## Technology

The Company's previous focus was on solar energy. Through the use of a particle accelerator co-developed with Phoenix Nuclear Labs LLC ("PNL"), Rayton is able to achieve close to zero waste and create cost-efficient PV modules. However, the Company realized that the developed technology could be put to additional use beyond just the development of PV modules. Applying the technology that Rayton has already developed, the Company believes it will be able to manufacture engineered GaAs wafers at a price significantly lower than existing manufacturers. The manufacturing process for Rayton's PV material and GaAs wafers is patented.

## Engineering and Development to Date

The particle accelerator for producing engineered GaAs wafers is fully assembled with PNL. Additional payment and testing is required before they will release it. Rayton does not currently manufacture GaAs wafers. In order to do this we need to raise an additional $14M for equipment and operations to manufacture at scale. This includes a final $954K payment on the accelerator which is currently at the manufacturer, PNL. We have completed research and development and identified the specific conditions needed to create our engineered wafers. We have also planned out a beta operations phase which would involve making samples with the production quality accelerator. These samples would then be used to secure lettters of intent and sales agreements from potential customers. The capital needed for the beta operations phase does not require the $10M in equipment costs needed for phase 1 revenue.

The company previously intended to slice silicon wafers into thin 2-4 micron slices and attach to a less expensive handle wafer and then make solar cells out of this new "engineered wafer." The company does not intend to do this anymore, but rather conduct the same slicing and bonding process on GaAs instead of silicon and then sell this GaAs wafer to the semiconductor industry as a whole. A number of devices can be made on Rayton's GaAs wafer including solar, but Rayton does not intend to make the devices as this requires a significantly larger upfront equipment cost which Rayton does not intend to undertake. We have determined that the fastest route to revenue for our shareholders is to service the companies who make devices on GaAs wafers such as IQE, TSMC and other companies with MOCVD capabilities. The largest segment of the GaAs wafer market is currently for 3D-Facial recognition, and other applications such as 5G are rapidly growing.

## Market

The Company plans to sell specific engineered GaAs wafer for $75 as opposed to the $100 current market price. The GaAs wafer market was $316.49M in 2019 and growing with a CAGR of 7.2%. The overall GaAs device market is expected to grow to $22 billion by 2026. Rayton would buy GaAs wafers in bulk from producers such as Freiberger, and Sumitomo. Rayton would then use its processes to lower the cost of the GaAs wafer. Rayton would then be able to sell its engineered GaAs wafers to foundries like VPEC and IQE who grow devices on the wafers. They then sell these devices to the chipmakers who turn them into products used in retail electronics. The Company has not yet established relationships with the identified bulk wafer manufacturers or foundries.

Currently, wafer growth foundries such as Freiberger and Sumitomo grow ingots of GaAs in crucibles. They then slice these ingots into 500-600 micron thick wafers. The slicing process wastes up to half of the raw material from the ingot, and the thickness is much greater than what is needed for an active region in semiconductor devices. These 500-600 micron thick wafers are then sold to MOCVD capable companies such as VPEC and IQE. These companies grow many more layers on the wafer creating devices for applications such as 3D-Facial Recognition. Those devices are then packaged into chips which then end up in electronic goods such as the iPhone 11 and Microsoft Surface tablets.

Rayton plays a roll in mitigating the costs associated with the 2 problems identified above. Rayton can buy the 500-600 micron thick wafers from ingot producers, and then conduct our process to put a 2 micron thick layer of GaAs on a much cheaper handle wafer; in our case sapphire. We would then sell these new "engineered wafers" to the MOCVD capable companies such as VPEC and IQE.

**Previous Offerings**

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

Submitted previously

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2020 Compared to 2019**

Submitted previously

**Liquidity and Capital Resources**

At December 31, 2020, the Company had cash of $10,109.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Submitted previously

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Submitted previously

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Submitted previously

## RELATED PARTY TRANSACTIONS

Submitted previously

## OUR SECURITIES

Our authorized capital stock consists of _____ shares of common stock, par value $_____ per share. As of December 31, 2020, _____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

The Company's auditor has issued a "going concern" opinion.

The Company's auditor has issued a "going concern" opinion on its financial statements, which means that the auditor is not sure if the company will be able to succeed as a business without additional financing. To date, the Company has not generated revenues from its principal operations and has sustained losses since inception. Because losses will continue until such time that the company can procure equipment and complete development of its manufacturing technology and because the company has no committed source of financing, the company relies on financing to support its operations. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern within one year after the date that the financial statements are issued. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

If the Company cannot raise sufficient funds it will not succeed or will require significant additional capital infusions.

Rayton is offering Common Stock in the amount of $9,999 and up to $186,161.00 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to only raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in the "Use of Proceeds."

The Company has not yet generated any revenues.

Rayton has no revenues generated since its inception. There is no assurance that the Company will ever be profitable or generate sufficient revenues. If the Company cannot raise enough funds in this financing to acquire its manufacturing equipment it will need to license its current and future patents. Rayton is dependent upon the proceeds of this offering for working capital.

The Company is an early-stage company.

As an early stage company and a company developing a new technology, Rayton may encounter difficulties such as unanticipated problems relating to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its product, and the competitive and regulatory environments in which the company intends to operate. It is uncertain, at this stage of its development, if the company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan.

The Company will need to raise additional funds after this offering.

Our business plan anticipates the need to raise a total of $14,000,000 in order to fully execute our business plan and begin generating significant revenues. Your investment in this offering will help lead us to the beta phase in which we have full use of the particle accelerator and can begin marketing samples of our GaAs wafers. There is no guarantee that we will be able to raise the full $14,000,000 when required.

The Company is dependent on Phoenix Nuclear Labs, LLC for its particle accelerator.

The Company has engaged PNL to build its particle accelerator to manufacture its GaAs wafers. The particle accelerator is constructed, but still in the possession of PNL until the final payment is made.

A majority of the Company's Common Stock is owned by the Chief Executive Officer, whose interests may differ from those of the other stockholders

As of the date of this Offering Memorandum, Andrew Yakub owns approximately 52.2% of the shares of the Company's issued and outstanding Common Stock. Therefore, Mr. Yakub will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

The Company depends on key personnel.

Rayton's future success depends on the efforts of key personnel, especially its founder, Andrew Yakub. The loss of services of any key personnel may have an adverse effect on Rayton. There can be no assurance that Rayton will be successful in attracting and retaining the personnel it requires to develop and market its GaAs wafers

The Company will require intellectual property protection and may be subject to the intellectual property claims of others.

Although the Company has obtained a patent to protect the ion implantation using electronic grade silicon obtained by vertical zone melting, or "Float Zone silicon," the issuance of patents is up to the US Patent and Trademark Office ("USPTO"). There is no guarantee that the company will be granted one or more of the patents for which it has applied or will apply in the future. If one or more of such patents are issued and if a third party challenges the validity of the Rayton patents or makes a claim of infringement against the company, the federal courts would determine whether the company is entitled to patent protection. If Rayton fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the PV module production, its competitive position could suffer. Notwithstanding Rayton's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to Rayton Solar's solar photovoltaic manufacturing technology without infringing on any of the company's intellectual property rights or design around their proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to Rayton or that any court will rule in Rayton's favor in the event of a dispute related to Rayton's intellectual property. In the absence of patent protection, it may be more difficult for Rayton to achieve commercial production of its products.

If the Company is unable to protect its intellectual property rights or if its intellectual property rights are inadequate for its technology and products, the competitive position could be harmed.

The Company's commercial success will depend in large part on its ability to obtain and maintain patent and other intellectual property protection in the U.S. and other countries with respect to its proprietary technology and products. The Company relies on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. The Company will seek to protect its proprietary position by filing and prosecuting patent applications in the United States and abroad related to its novel technologies and products that are important to its business and, to the extent permitted by local law, also record its copyrights and trademarks and take such additional reasonable steps as are available to otherwise protect its trade secrets and other intellectual property. The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of its proprietary information or infringement of its intellectual property rights, both inside and outside the United States. If the Company is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection obtained is not sufficient, the Company's competitors could develop and commercialize technology and products similar or superior to that of the Company, and the ability to successfully commercialize its technology and products may be adversely affected. It is also possible that the Company will fail to identify patentable aspects of inventions made in the course of development and commercialization activities until it is too late to obtain patent protection on them. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for technology and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing. Therefore, if the Company files one or more patent applications to protect its technology, the Company cannot be certain that it will be the first to make the technology claimed in the pending patent applications, or that it will be the first to file for patent protection of such technology. Protecting against the unauthorized use of patented technology, trademarks, and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may also be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims or recorded copyrights or trademarks, and proving any such infringement may be even more costly and difficult.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or U.S. PTO, and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance may result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If the Company applies for patents but fails to maintain the patent applications or any issued patents covering its products, the Company's competitors might be able to enter the market, which would have a material adverse effect on its business.

The Company will face significant market competition.

Rayton will initially be a small producer of engineered GaAs wafers in a market that has many large producers and will compete against companies with large marketing budgets and established distribution channels. Rayton's particle accelerator process potentially competes with a number of accelerator technologies in the United States and abroad. Further, Rayton could face competition from competitors of whom Rayton is not aware that have developed or are developing technologies that will offer alternatives to the particle accelerator. Competitors could develop a particle accelerator that renders Rayton's technology less competitive than Rayton believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Although Rayton is unaware of any other company that has created a particle accelerator that achieves the same results, it is possible that another company is doing so in secret. At this time Rayton does not represent a significant competitive presence in the GaAs market.

There is no current public resale market for the securities in this Offering

There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form.

The Company has previously sold and issued Convertible Notes with Most Favored Nations provisions.

The Company has previously sold and issued Convertible Notes with term which provide that, while the Notes are outstanding, the Company issues other indebtedness of the Company convertible into Equity Securities of the Company with material terms that are more favorable, from the perspective of the Investor, than the terms of the Notes, then the Investor will be provided with an opportunity to exchange the Notes for such other debt.

This offering involves "rolling closings," which may mean that earlier investor may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

**Rayton Solar, Inc.**

By  /s/ *Andrew Yakub*

   Name: Andrew Yakub

   Title:   Chief Executive Officer

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# RAYTON SOLAR, INC.

# FINANCIAL STATEMENTS

# AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS THEN ENDED

**Together With**

**Independent Auditor's Report**

Rayton Solar, Inc.
Index to Financial Statements

Independent Auditor's Report

**RAYTON SOLAR, INC.**
**BALANCE SHEETS**
**DECEMBER 31, 2020 AND 2019**

|  | 2020 | 2019 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash | $ 10,109 | $ 11,721 |
| Escrow receivable | 41,748 | 27,185 |
| Deferred offering costs | 15,000 | - |
| Total current assets | 66,857 | 38,906 |
| Property and equipment, net | 1,703,727 | 1,470,317 |
| Total assets | $ 1,770,584 | $ 1,509,223 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 138,813 | $ 190,076 |
| Accrued liabilities | 172,969 | 195,042 |
| Related party advances | 10,000 | 19,500 |
| Loan payable with bank - current | 25,152 | 1,990 |
| Convertible debt - current, net of discount | - | 274,929 |
| Total current liabilities | 346,934 | 681,537 |
| Long-term convertible debt - related parties | 421,800 | 421,800 |
| Long-term convertible debt | 125,000 | 125,000 |
| Loan payable with bank - net of current portion | 36,013 | 76,052 |
| Total liabilities | 929,747 | 1,304,389 |
| Commitments and contingencies (Note 3) | - | - |
| **Stockholders' Equity** | | |
| Common stock, par value $0.0001; 200,000,000 shares authorized; 146,772,638 and 142,336,420 issued and outstanding as of December 31, 2020 and 2019, respectively | 14,679 | 14,235 |
| Additional paid-in capital | 14,167,023 | 12,457,976 |
| Accumulated deficit | (13,329,096) | (12,267,377) |
| Total stockholders' equity | 840,837 | 204,834 |
| Total liabilities and stockholders' equity | $ 1,770,584 | $ 1,509,223 |

See accompanying notes to the financial statements

## RAYTON SOLAR, INC.
## STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

|  | 2020 | 2019 |
|---|---|---|
| Revenues | $            - | $            - |
| Operating Expenses: |  |  |
| General and administrative | 667,434 | 980,923 |
| Sales and marketing | 137,508 | 75,136 |
| Research and development | - | 39,795 |
| Total operating expenses | 804,942 | 1,095,854 |
| Operating loss | (804,942) | (1,095,854) |
| Other (income) expense: |  |  |
| Interest expense | 255,977 | 79,732 |
| Total other (income) expense | 255,977 | 79,732 |
| Loss before provision for income taxes | (1,060,919) | (1,175,586) |
| Provision for income taxes | 800 | 800 |
| Net loss | $ (1,061,719) | $ (1,176,386) |
| Weighted average net loss per share - basic and diluted | $ (0.01) | $ (0.01) |
| Weighted average shares outstanding - basic and diluted | 142,415,541 | 142,336,420 |

See accompanying notes to the financial statements

# RAYTON SOLAR, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

| | Common Stock | | Subscription Receivable | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
| | Shares | Amount | | | | |
|---|---|---|---|---|---|---|
| Balance at December 31, 2018 | 142,336,420 | $ 14,235 | $ (10,726) | $ 11,750,992 | $ (11,090,991) | $ 663,510 |
| Proceeds from sale of common stock | - | - | 10,726 | (706) | - | 10,020 |
| Stock option compensation | - | - | - | 707,690 | - | 707,690 |
| Net loss | - | - | - | - | (1,176,386) | (1,176,386) |
| Balance at December 31, 2019 | 142,336,420 | $ 14,235 | $ - | $ 12,457,976 | $ (12,267,377) | $ 204,834 |
| Proceeds from sale of common stock | 858,114 | 86 | (11,769) | 237,288 | - | 225,605 |
| Common stock issued for conversion of notes and accrued interest | 3,578,104 | 358 | - | 1,153,192 | - | 1,153,550 |
| Stock option compensation | - | - | - | 318,567 | - | 318,567 |
| Net loss | - | - | - | - | (1,061,719) | (1,061,719) |
| Balance at December 31, 2020 | 146,772,638 | $ 14,679 | $ (11,769) | $ 14,167,023 | $ (13,329,096) | $ 840,837 |

See accompanying notes to the financial statements

# RAYTON SOLAR, INC.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

|  | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (1,061,719) | $ (1,176,386) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 16,590 | 16,591 |
| Stock-based compensation | 318,567 | 706,984 |
| Amortization of debt discount | 96,755 | - |
| Changes in operating assets and liabilities: | | |
| Inventory | - | (27,185) |
| Other current assets | - | 1,435 |
| Accounts payable | (51,263) | 116,519 |
| Accrued liabilities | 71,577 | 42,501 |
| Net cash used in operating activities | (609,493) | (319,541) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Payment of deposits for property and equipment | (250,000) | - |
| Net cash used in investing activities | (250,000) | - |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from sale of common stock | 225,605 | 10,726 |
| Offering costs | (15,000) | - |
| Proceeds from convertible debt | 673,653 | 329,929 |
| Proceeds from (repayment of) related party advances | (9,500) | 19,500 |
| Repayment of loan payable with bank | (16,877) | (28,893) |
| Net cash provided by financing activities | 857,881 | 331,262 |
| | | |
| Increase (decrease) in cash and cash equivalents | (1,612) | 11,721 |
| Cash and cash equivalents, beginning of year | 11,721 | - |
| Cash and cash equivalents, end of year | $ 10,109 | $ 11,721 |
| | | |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ 18,661 | $ 12,914 |
| Cash paid for income taxes | $ 800 | $ 800 |
| | | |
| Non cash investing and financing activities: | | |
| Escrow receivable from issuance of Regulation CF convertible notes | $ 14,563 | $ - |
| Conversion of convertible debt and accrued interest into common stock | $ 1,153,550 | $ - |

See accompanying notes to the financial statements

5

**NOTE 1 – NATURE OF OPERATIONS**

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Monica, California. The Company's initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide ("GaAs") wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company's current development.

*Going Concern*
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuances of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Property and Equipment*
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Construction-in-progress does not begin depreciating until it is placed into service. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment,

the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

*Impairment of Long-Lived Assets*
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2020 and 2019. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

*Deferred Rent*
When a lease includes fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease. The difference between the straight-lined rental expense and amounts payable under the lease is included within deferred rent.

*Offering Costs*
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, "Other Assets and Deferred Costs". Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders' equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

*Revenue Recognition*
Effective January 1, 2018, the Company adopted ASC 606, "Revenue from Contracts with Customers". ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. There was no effect from the adoption of ASC 606 as the Company has not generated any revenue to date.

*Advertising*
The Company expenses the cost of advertising as incurred. During the years ended December 31, 2020 and 2019, advertising expense was $137,500 and $0, respectively.

*Research and Development*
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

*Stock-Based Compensation*
The Company accounts for stock options under ASC 718, "Share-Based Payments". Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period or over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

*Income Taxes*
The Company applies ASC 740, "Income Taxes". Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates

applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2020 and 2019, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

*Loss per Common Share*
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2020 and 2019, there were 11,835,000 and 11,835,000 options and 59,759 and 59,759 warrants excluded, respectively.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

## NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Furniture and fixtures | $ 82,950 | $ 82,950 |
| Construction-in-progress | 1,681,000 | 1,431,000 |
| Total property and equipment | 1,763,950 | 1,513,950 |
| Accumulated Depreciation | (60,223) | (43,633) |
|  | $ 1,703,727 | $ 1,470,317 |

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC ("PNL"). Additional payments totaling $704,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement, and the parties executed a new payment arrangement in October 2020. This payment arrangement requires payments totaling $470,000 in 2021 and the remaining balance of $234,000 to be paid 30 days from shipment of the final product.

Depreciation expense for the years ended December 31, 2020 and 2019 was $16,590 and $16,591, respectively.

## NOTE 4 – DEBT

*Equipment Loan*
During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $11,000 and $7,000 for the years ended December 31, 2020 and 2019, respectively.

*Convertible Debt – Related Parties*
In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company's Chief Executive Officer ("CEO"), and has a principal balance of $166,000. The second note was with the Company's CEO, and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company's CEO and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $42,180 and $42,180 for the years ended December 31, 2020 and 2019, and accrued interest related to these notes was $102,395 and $60,215 as of December 31, 2020 and 2019, respectively.

*2018 Convertible Debt – Third Parties*
In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company's common stock as determined by the Company's Board of Directors. Interest expense related to these notes was $7,000 and $7,000 for the years ended December 31, 2020 and 2019, and accrued interest related to these notes was $15,433 and $8,433 as of December 31, 2020 and 2019, respectively.

*2019 Convertible Notes*
In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon an qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $5,500 and $4,777 for the years ended December 31, 2020 and 2019, respectively, and accrued interest related to these notes was $10,277 and $4,777 as of December 31, 2020 and 2019, respectively.

*Regulation Crowdfunding Convertible Notes*
In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2020, the Company entered into various convertible note with third parties totaling $1,059,900. These notes accrued interest at 10% per annum and matured on December 31, 2020. These notes were voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes will be automatically converted into common stock at a price per share equal to quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company on a fully diluted basis immediately prior to conversion. This occurred on December 31, 2020, and the notes along with the accrued interest thereon automatically converted into 3,578,104 shares of common stock. Interest expense for the years ended December 31, 2020 and 2019 was $85,880 and $7,770, respectively, and accrued interest related to these notes was $0 and $7,770 as of December 31, 2020 and 2019, respectively. In connection with these notes, the Company paid fees to the intermediary totaling approximately $102,000 which was recorded as a discount. The discount was amortized up through the life of the notes. Discount amortization for the years ended December 31, 2020 and 2019 was $96,755 and $5,092, respectively. As of December 31, 2020, there was no remaining discount on the notes. As of December 31, 2020, $41,748 remained in escrow awaiting release.

**NOTE 5 – COMMITMENTS AND CONTINGENCIES**

*Research and Development Agreement*
In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

The Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator during the year ended December 31, 2017. Additional milestone payments totaling $250,000 were made during the year ended December 31, 2020. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

*Litigation*
During the year ended December 31, 2019, the Company settled two outstanding payables for a total of approximately $58,000. Both agreements required installment payments over a period of time. The first settlement which totaled $30,000 was paid within the 2019 year. The second settlement which totaled approximately $28,000 was partially paid during 2019 with the remaining instalments totaling $14,266 still payable as of December 31, 2019. This was paid in full during the year ended December 31, 2020.

## NOTE 6 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2020, the Company sold 858,114 shares of common stock for gross proceeds of $263,378 through its Regulation Crowdfunding offering and received $237,374 in proceeds from amounts sold which were subject to hold back. As of December 31, 2020, the Company had a remaining subscription receivable of $11,769. The Company recognized offering costs of approximately $26,000, which reduced additional paid-in capital, in connection with the sale of these shares.

During the year ended December 31, 2020, the Company also issued 3,578,104 shares of common stock for the conversion of convertible debt and related accrued interest. See Note 4.

*Stock Options*
In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares. Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the years ended December 31, 2020 and 2019, the Company did not grant any options to employees and non-employees.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term |
|---|---|---|---|
| Outstanding at December 31, 2018 | 12,835,000 | $ 0.14 | 5.8 |
| Granted | — | — | — |
| Exercised | — | — | — |
| Expired/Cancelled | (1,000,000) | 0.29 | — |
| Outstanding at December 31, 2019 | 11,835,000 | $ 0.12 | 4.2 |
| Granted | — | — | — |
| Exercised | — | — | — |
| Expired/Cancelled | — | — | — |
| Outstanding at December 31, 2020 | 11,835,000 | $ 0.12 | 3.2 |
| | | | |
| Exercisable at December 31, 2019 | 11,811,563 | $ 0.12 | 5.5 |
| Exercisable at December 31, 2020 | 11,835,000 | $ 0.12 | 3.2 |

As of December 31, 2020, there was no remaining unrecognized vesting expense.

During the years ended December 31, 2020 and 2019, stock-based compensation was $318,567 and $707,790, respectively, and was included within general and administrative expenses in the statement of operations.

*Warrants*
Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants are contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

As of December 31, 2020, the Company also has 50,000 warrants issued in 2018 for consulting services. The warrants have an exercise price of $3.00 and a term of three years.

**NOTE 7 – RELATED PARTY TRANSACTIONS**

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company's Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand. During the year ended December 31, 2020, the Company repaid $9,500 of these advances. As of December 31, 2020, a balance of $10,000 remains.

**NOTE 8 – INCOME TAXES**

For the years ended December 31, 2020 and 2019, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company's losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

|  | 2020 | 2019 |
|---|---|---|
| Current tax provision |  |  |
| Federal | $ - | $ - |
| State | 800 | 800 |
| Total | $ 800 | $ 800 |
|  |  |  |
| Deferred tax provision (benefit) |  |  |
| Federal | $ (106,000) | $ (86,000) |
| State | (35,000) | (28,000) |
| Valuation allowance | 141,000 | 114,000 |
| Total | - | - |
| Total provision for income taxes | $ 800 | $ 800 |

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

|  | 2020 | 2019 |
|---|---|---|
| Statutory US Federal tax rate | 21.0% | 21.0% |
| Permanent differences: |  |  |
| State and local income taxes, net of Federa | 7.0% | 7.0% |
| Stock compensation | -8.4% | 0.0% |
| Other | -2.6% | -0.4% |
| Temporary differences | -3.7% | -3.3% |
| Valuation allowance | -13.3% | -24.3% |
| Total | 0.0% | 0.0% |

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

|  | 2020 | 2019 |
|---|---|---|
| Other | $ 30,000 | $ 30,000 |
| Net operating loss carryover | 2,223,000 | 2,082,000 |
| Stock-based compensation | 241,000 | 241,000 |
| Valuation allowance | (2,494,000) | (2,353,000) |
| Net deferred tax asset | $ - | $ - |

Based on federal tax returns filed, or to be filed, through December 31, 2020, we had available approximately $7,939,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards after 2018 have no expiration.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after 2017. The Company currently is not under examination by any tax authority.

**NOTE 9 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 26, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

# CERTIFICATION

I, Andrew Yakub, Principal Executive Officer of Rayton Solar, Inc., hereby certify that the financial statements of Rayton Solar, Inc. included in this Report are true and complete in all material respects.

*Andrew Yakub*

Principal Executive Officer